EXHIBIT 99.1

Tekmira's Collaborators at the National Cancer Institute Present Preclinical Data at the Annual Meeting of the American Association for Cancer Research (AACR)

Researchers Examine LNP-Enabled WEE1-CSN5 siRNA Combination Therapeutic Against Liver Cancer

VANCOUVER, British Columbia, April 10, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, announced that its collaboration partner, the National Cancer Institute (NCI), will present preclinical data at the annual meeting of the American Association for Cancer Research (AACR) in a poster session beginning at 8:00 am ET today entitled "Nanoparticle-Based Combinatorial siRNA Therapy against Human Hepatocellular Carcinoma (HCC)."

"In addition to the encouraging results from our Phase I TKM-PLK1 clinical trial that were presented yesterday at AACR, our collaborators at the NCI have identified the novel cancer genes WEE1 and CSN5 from human tumor samples, and together we have generated promising preclinical data with this combination by leveraging our expertise in siRNA design and delivery," said Dr. Mark J. Murray, Tekmira's President and CEO.

The preclinical results summarized in the poster indicate that a statistically significant decrease in tumor size was observed in the animals treated with either CSN5 siRNA or a combination of CSN5 and WEE1 siRNA. The results also indicate that the treatment does not affect the global gene expression in the surrounding liver following siRNA therapy compared to that seen in the tumor tissue, supporting the tumor-specific nature of the effect. Tekmira has an ongoing collaboration with the NCI to identify novel cancer genes for RNAi applications to meet unmet needs.

Tekmira is currently evaluating several preclinical candidates with potential in diverse therapeutic areas. The Tekmira team will continue to generate data to support the advancement of the most promising of these and expects to nominate the next product candidate for development in 2013.

The Phase I TKM-PLK1 data were presented yesterday at the AACR Annual Meeting 2013 in an oral presentation entitled "A phase I dose escalation study of TKM-080301, a RNAi therapeutic directed against PLK1, in patients with advanced solid tumors."

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; statements about preclinical data from Tekmira's collaboration with the U.S. National Cancer Institute related to the WEE1 and CSN5 oncology targets; the potential to silence the WEE1 and CSN5 genes and the effect on the treatment of liver cancer (or "HCC") and other cancers; and, Tekmira's intention to generate data and nominate a product candidate for development in 2013.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer; results in preclinical models are indicative of the potential effect in humans; Tekmira's research and development capabilities and resources; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer, including liver cancer (or "HCC"); the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; Tekmira's collaboration with United States National Cancer Institute, will not result in expected results on a timely basis, or at all; the possibility that Tekmira may not nominate a product candidate for development in the timeframe indicated, or at all; and, the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-669-7906
         Email: dryan@longviewcomms.ca